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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

HARS SYSTEMS INC.
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

BRITISH COLUMBIA
(Jurisdiction of Subject Company's Incorporation or Organization)

5107 INVESTMENTS LTD.
(Name of Person(s) Furnishing Form)

COMMON STOCK
(Title of Class of Subject Securities)

41586E 105
(CUSIP Number of Class of Securities (if applicable))

JOSEPH P. GALDA, ESQ., ONE M&T PLAZA, SUITE 2000, BUFFALO, NEW YORK USA 14203-2391 Tel: 716-848-1454

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

FEBRUARY 21, 2002

(Date Tender Offer/Rights Offering Commenced)

GENERAL INSTRUCTIONS

I. ***Eligibility Requirements for Use of Form CB***

A. Use this Form to furnish information pursuant to **Rules 13e-4(h)(8), 14d-1(c)** and **14e-2(d)** under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules **801** and **802** under the Securities Act of 1933 ("Securities Act").

Instructions:

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.
2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. ***Instructions for Submitting Form***

A. You must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. Each copy must be bound, stapled or otherwise compiled in one or more parts, without stiff covers. The binding must be made on the side or stitching margin in such manner as to leave the reading matter legible.

B. The persons specified in Part IV may manually sign the original and at least one copy of this Form and any amendments. You must conform any unsigned copies. Typed signatures are acceptable so long as manually signed copies are retained by the filing person for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. In addition to any internal numbering you may include, sequentially number the manually signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. *Informational Legends*

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules **801(b)** and **802(b)**.

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission any reports or information (in English or an English summary thereof) that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

(3) If any name is signed to this Form under a power of attorney, furnish manually signed copies of the power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on **Form F-X**.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

____
(Signature)

DAVID KNIGHT, DIRECTOR
(Name and Title)

APRIL 4, 2002
(Date)

TORDOCS 2712v1 (23C01!.DOC)

6

This document requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your broker, investment dealer, lawyer or other professional advisor.

March 25, 2002

NOTICE OF CHANGE AND VARIATION

of the

5107 INVESTMENTS LTD.

OFFER TO PURCHASE

all of the outstanding common shares of

HARS SYSTEMS INC.

not currently owned by 5107 Investments Ltd.

now on the basis of CDN$0.56 cash for each common share

By notice from 5107 Investments Ltd. (the "Offeror") delivered to Valiant Corporate Trust Company (the "Depositary and Information Agent") on March 25, 2002, the Offeror varied its Offer by: (i) increasing the consideration offered for each HARS Share from $0.52 per share to $0.56 per share; (ii) extending the Expiry Time; (iii) amending the Minimum Condition to reduce the number of HARS Shares required to be validly deposited under the Offer and not withdrawn as at the Expiry Time to such number of HARS Shares as, together with the HARS Shares owned by the Offeror, represents a majority of the outstanding HARS Shares on a fully-diluted basis; and (iv) amending the fees payable to each Soliciting Dealer. **The Offer, as amended hereby, will be open for acceptance until 8:00 a.m. (Calgary time) on April 5, 2002, unless withdrawn or extended.**

Holders of HARS Shares who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on yellow paper) that accompanied the Offer or a manually executed facsimile thereof and deposit it, together with a certificate or certificates representing their HARS Shares, at one of the offices of the Depositary and Information Agent shown in the Letter of Transmittal and on the last page of the Offer and Circular, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of HARS Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

Unless the context otherwise requires, terms denoted by initial capital letters and not defined herein have the respective meanings set forth in the Offer and the accompanying Circular dated February 21, 2002.

Questions and requests for assistance may be directed to the Offeror, the Depositary and Information Agent, the Dealer Manager or your broker or other financial advisor. Additional copies of this Notice of Change and Variation, the Offer and accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from the Depositary and Information Agent or the Dealer Manager at their respective offices shown in the Letter of Transmittal and on the last page of the Offer and Circular.

Persons whose HARS Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their HARS Shares.

The Dealer Manager for the Offer is:
Brant Securities Limited

NOTICE OF CHANGE AND VARIATION

TO: THE HOLDERS OF HARS SHARES

By notice to the Depositary and Information Agent, the Offeror has varied its Offer dated February 21, 2002, to purchase all of the outstanding HARS Shares not currently owned by the Offeror.

Except as otherwise set forth in this Notice, the information, terms and conditions contained in the Offer and the Circular continue to be applicable in all respects and this Notice should be read in conjunction therewith.

1. Increase to Consideration

The Offeror has amended the Offer to increase the consideration offered for each HARS Share from $0.52 cash per share to $0.56 cash per share. The per share consideration of $0.56 cash to be paid pursuant to the Offer is now within the range of the fair market value for the HARS Shares established by KPMG in the Valuation. The amended Offer price represents a premium of $0.03 per share over the price being offered by Executive Inn Inc. ("EII"). See "Recent Developments".

2. Extension of the Offer

The Offeror has amended the Offer to extend the time until which the Offer is open for acceptance from 8:00 a.m. (Calgary time) on April 1, 2002, to 8:00 a.m. (Calgary time) on April 5, 2002, or until such later date or times and dates to which the Offer may be further extended from time to time, unless withdrawn by the Offeror.

3. Amendment of Minimum Condition

The Offeror has amended the Minimum Condition set forth in clause (a) of Section 4 of the Offer to reduce the number of HARS Shares required to be validly deposited under the Offer and not withdrawn as of the Expiry Time. The Offer has been revised such that the Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn as at the Expiry Time, such number of HARS Shares as, together with the HARS Shares owned by the Offeror, represents a majority of the outstanding HARS Shares on a fully-diluted basis. For this purpose, "fully-diluted basis" means, with respect to the number of HARS Shares outstanding at any time, such number of shares calculated assuming the exercise of all options or other rights to acquire HARS Shares, other than those held by John Pfeffer.

Prior to the amendment of the Offer as aforesaid, the Offer was conditional upon, among other things, there being validly deposited under the Offer and not withdrawn as at the Expiry Time, such number of HARS Shares which, together with the HARS Shares owned by the Offeror, would constitute at least 75% of the total number of HARS Shares outstanding on a diluted basis.

4. Amendment to Soliciting Dealer Fees

The Offeror has amended the fees payable to each Soliciting Dealer under the Offer (other than the Dealer Manager) such that each Soliciting Dealer whose name appears in the space in the Letter of Transmittal accompanying a deposit of HARS Shares will be paid a fee of $0.0075, instead of $0.05, for each such HARS Share deposited and taken up by the Offeror under the Offer; provided that no such fee will be payable in respect of any HARS Shares tendered by directors of HARS or their associates. The minimum aggregate amount payable to a Soliciting Dealer with respect to any single depositing holder of HARS Shares has also been increased from $50 to $75. The maximum aggregate amount payable with respect to any single depositing holder of HARS Shares remains $1,500.

5. Recent Developments

On March 7, 2002, HARS issued a press release announcing, among other things, that:

(1) previously two directors of HARS and a significant shareholder of HARS, and their associates, entered into agreements (the "EII Agreements") with EII which provide, among other things, that they will not sell any of their HARS Shares to John Pfeffer, the principal of the Offeror, or his associates for so long as EII is the owner of at least 5% of the outstanding HARS Shares and that

EII will have a right of first refusal on any proposed sale of their HARS Shares for a period of 10 business days; and

(2) on March 6, 2002, pursuant to the EII Agreements, one director and a significant shareholder of HARS and their respective associates (the "Tendering Shareholders") offered, in the aggregate, an estimated 1,854,000 HARS Shares or approximately 9.1% of the total number of outstanding HARS Shares for sale to EII at a price equal to the original Offer price of $0.52 per Share, and that the offer is open for acceptance by EII for a period of 10 business days.

By letters dated March 7 and March 13, 2002, to the Ontario Securities Commission (the "OSC") and copied to, among others, the British Columbia Securities Commission (the "BCSC") and the Alberta Securities Commission (the "ASC"), counsel to the Offeror requested that a cease-trade order be issued to prevent any HARS Shares from being sold to EII pursuant to the EII Agreements and to preclude EII from trading in any HARS Shares so acquired, to the extent any such sales had already occurred. By letters to the OSC and copied to, among others, the BCSC and the ASC dated March 11 and March 14, 2002, Executive Inn Group Corporation ("Executive Group"), the parent company of EII, requested that the Offeror's request for the issuance of the cease-trade order be declined provided that EII complies with all applicable securities legislation with respect to the trading of HARS Shares and requested that the Expiry Date of the Offer be extended by a number of days equal to the number of days from March 7, 2002, to the date on which a ruling is made in this instance.

On March 14, 2002, staff of the ASC advised counsel to the Offeror that staffs of each of the ASC, BCSC and OSC ("Staff") were of the view that EII would be making a take-over bid under applicable securities legislation (the "Legislation") if it acquired HARS Shares pursuant to the EII Agreements. Furthermore, Staff advised that it was their view that it would be prejudicial to the public interest for EII to rely on the "private agreement" exemption under the Legislation from the take-over bid requirements in connection with the EII Agreements where the result would be to permit certain shareholders to dispose of their HARS Shares at a substantial premium without extending an equal opportunity to the remaining HARS Shareholders. Staff also advised that, as EII was aware of Staff's position and considering its options, it did not intend to cease trade the EII Agreements at that time but would continue to closely monitor the situation.

On March 18, 2002, EII delivered to Mr. Pfeffer an offer to purchase all of the HARS Shares currently owned by him, directly or indirectly, at a price of $0.52 per share, such purchase to close no later than March 27, 2002. Counsel to the Offeror advised Staff of such offer and confirmed that Mr. Pfeffer would not be accepting such offer. In light of such offer, the Offeror, through its counsel, reiterated to Staff its request for a cease-trade order to prevent any HARS Shares from being sold pursuant to the EII Agreements. The Offeror understands that counsel to the independent committee of the board of directors of HARS made a similar request to Staff.

On March 19, 2002, Executive Group announced it has agreed to purchase, through EII, an aggregate of 2,430,000 HARS Shares offered to EII by the Tendering Shareholders pursuant to the EII Agreements. Furthermore, EII announced that it had notified the board of directors of HARS that EII would be proceeding with a formal bid to acquire all of the issued and outstanding HARS Shares at a price of $0.53 per share (the "EII Offer"). In light of EII's announced intention to make such formal bid, Staff advised the Offeror that they do not propose to take steps to stop EII from completing its proposed purchases under the EII Agreements but may intervene if EII does not proceed with its formal bid.

On March 21, 2002, the Offeror was advised that the Tendering Shareholders had given notice to EII that it has failed to provide effective notice of its intention to purchase their HARS Shares, that their obligations to EII, if any, have expired and that they are free to sell, tender or otherwise dispose of their HARS Shares.

On March 22, 2002, EII commenced the EII Offer.

6. Payment for Deposited HARS Shares

If all the conditions referred to under Section 4 of the Offer, "Conditions of the Offer" (as amended hereunder), have been satisfied or waived by the Offeror at the Expiry Time, the Offeror will take up the HARS Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Date. Any HARS Shares taken up will be paid for as soon as possible, but in any event not later than the earlier of three business days after they are taken up and 10 days after the Expiry Date. Any HARS Shares deposited under the Offer after the first date on which the Offeror has taken up HARS Shares will be taken up and paid for by the

Offeror within 10 days of such deposit. For other information applicable to payment by the Offeror for deposited HARS Shares refer to Section 6 of the Offer, "Payment for Deposited HARS Shares".

7. Withdrawal of Deposited HARS Shares

All deposits of HARS Shares pursuant to the Offer are irrevocable, provided that any HARS Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit (unless otherwise required or permitted by applicable law):

(a) at any time before the HARS Shares have been taken up by the Offeror pursuant to the Offer; and

(b) at any time after three business days from the date the Offeror takes up such HARS Shares, if such HARS Shares have not been paid for by the Offeror.

Any withdrawals must conform to the procedures for withdrawal set out in Section 7 of the Offer, "Withdrawal of Deposited HARS Shares".

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides holders of HARS Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the holders of HARS Shares. However, such rights must be exercised within prescribed time limits. Holders of HARS Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of this Notice have been approved, and the sending, communication or delivery thereof to the holders of HARS Shares has been authorized by the board of directors of the Offeror. The foregoing, together with the Offer and Circular dated February 21, 2002, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing together with the Offer and Circular dated February 21, 2002, does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

DATED: March 25, 2002

(signed) John Pfeffer
Chief Executive Officer,
Chief Financial Officer and Director

(signed) David Knight
Director

(signed) Peter H. Stafford
Director